UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41901

J-Long Group Limited

Flat F, 8/F, Houston Industrial Building

32-40 Wang Lung Street, Tsuen Wan

New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Announcement of Share Repurchase Program

J-Long Group Limited (Nasdaq: JL), an exempted company incorporated and existing under the laws of the Cayman Islands (the “Company”), today announced its program to buyback its Class A ordinary shares from the open market (the “Share Repurchase Program”) for an aggregate purchase price of no more than US$5,000,000. The purpose of the Share Repurchase Program is to reduce the issued share capital of the Company. The Share Repurchase Program will last a period of six months upon the date on which it was approved.

Pursuant to the Share Repurchase Program, the Company intends to repurchase its Class A ordinary shares of par value US$0.000375, from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, in accordance with applicable U.S. federal securities laws, including Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

The Share Repurchase Program was approved and authorized by the Board of Directors of the Company on September 15, 2025. Deutsche Bank AG has been appointed as the broker to implement the Share Repurchase Program according to the Company’s instructions, and in accordance with the rules and regulations of U.S. Securities and Exchange Commission and The Nasdaq Stock Market LLC.

Disclaimer

This announcement is for information purpose only and does not constitute or form a part of an offer to sell or a solicitation of an offer to purchase, or the solicitation to sell, any securities of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-Long Group Limited

By:	/s/ Edwin Wong
Wong Edwin Chun Yin
Chief Executive Officer and Director

Date: September 16, 2025

2